Form 10-K, Exhibit 13
period 1999-06-30
MERCURY COMPUTER SYSTEMS INC
filed 1999-09-27
CIK 1049521

                                                                EXHIBIT 13.1

                                             MERCURY COMPUTER SYSTEMS, INC.   17




SELECTED FINANCIAL DATA


The following table summarizes certain historical consolidated financial data, which should be read in conjunction with the Company's financial statements and related notes included elsewhere herein (in thousands except per share data):


YEAR ENDED JUNE 30,                                 1999        1998        1997        1996        1995

STATEMENT OF OPERATIONS DATA:
Revenues                                          $106,571     $85,544     $64,574     $58,300     $54,323
Cost of revenues                                    34,237      30,084      22,034      24,688      21,221
                                                  --------     -------     -------     -------     -------
    Gross profit                                    72,334      55,460      42,540      33,612      33,102
                                                  --------     -------     -------     -------     -------
Operating expenses:
    Selling, general and administrative             33,002      27,879      22,631      16,927      15,798
    Research and development                        20,709      14,476      12,837       9,776       8,586
                                                  --------     -------     -------     -------     -------
    Total operating expenses                        53,711      42,355      35,468      26,703      24,384
                                                  --------     -------     -------     -------     -------
Income from operations                              18,623      13,105       7,072       6,909       8,718
                                                  --------     -------     -------     -------     -------
Interest income, net                                 1,285       1,084         560         548         240
Other income (expense), net                            185         (30)        (88)        (77)         22
                                                  --------     -------     -------     -------     -------
Income before income taxes                          20,093      14,159       7,544       7,380       8,980
Provision for income taxes                           6,631       5,428       2,933       2,952       2,636
                                                  --------     -------     -------     -------     -------
Net income                                        $ 13,462     $ 8,731     $ 4,611     $ 4,428     $ 6,344
                                                  ========     =======     =======     =======     =======
Net income per common share:
    Basic                                         $   1.32     $  1.21     $  0.90     $  0.88     $  1.27
    Diluted                                       $   1.25     $  0.94     $  0.58     $  0.55     $  0.80
Weighted average number of common and
    common equivalent shares outstanding(1):
    Basic                                           10,168       7,235       5,141       5,050       4,992
    Diluted                                         10,800       9,270       7,897       7,983       7,977

June 30,                                              1999        1998        1997        1996        1995

BALANCE SHEET DATA:
Working capital                                   $ 42,312     $32,794     $27,547     $23,554     $20,156
Total assets                                        97,511      73,569      44,848      33,264      33,543
Convertible preferred stock(2)                          --          --       1,200       1,200       1,200
Total stockholders' equity                          77,440      61,040      33,322      28,529      24,003

(1) See Note B of Notes to Consolidated Financial Statements for an explanation of the determination of the weighted average common and common equivalent shares used to compute basic and diluted net income per common share.
(2) Upon completion of the Company's initial public offering on January 29, 1998, the Company's series A convertible preferred stock was converted into 2,556,792 shares of common stock.

18   MERCURY COMPUTER SYSTEMS, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


In this report, as well as oral statements made by the Company, that are prefaced with the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," "designed" and similar expressions, are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, results of operations and financial position. These statements are based on the Company's current expectations and estimates as to prospective events and circumstances about which the Company can give no firm assurance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made. As it is not possible to predict every new factor that may emerge, forward-looking statements should not be relied upon as a prediction of actual future financial condition or results. These forward-looking statements, like any forward-looking statements, involve risks and uncertainties that could cause actual results to differ materially from those projected or unanticipated. Such risks and uncertainties include certain factors identified in the following discussion as well as the risk factors reported in the Company's Form 10-K.


OVERVIEW
Mercury designs, manufactures and markets high performance, real-time digital signal processing computer systems that transform sensor-generated data into information which can be displayed as images for human interpretation or subjected to additional computer analysis. These multicomputer systems are heterogeneous and scalable, allowing them to accommodate several microprocessor types and to scale from a few to hundreds of microprocessors within a single system.
         During the past several years, the majority of the Company's revenues has been generated from sales of its products to the defense electronics market, generally for use in intelligence gathering electronic warfare systems. The Company's activities in this area have focused on the proof of concept, development and deployment of advanced military applications in radar, sonar and airborne surveillance. Medical diagnostic imaging is the other primary market currently served by the Company. Mercury's computer systems are embedded in Magnetic Resonance Imaging ("MRI") and Computed Tomography ("CT") machines. The remaining revenues are derived from computer systems used in such commercial applications as baggage scanning, seismic analysis and automatic testing equipment, and from sales of the Company's shared storage products, SANergy(R) software and related products and services.
         Mercury uses a direct sales force to sell its computer systems to the defense electronics markets in the U.S., Japan, the United Kingdom and France. Defense electronics sales to other countries are achieved through distributors. The Company also uses a direct sales force to sell its computer systems to the U.S. and international medical imaging markets. The Company uses various distribution channels for sales of shared storage products to the broadcast and post-production industry. The Company sells its products to OEMs, value added re-sellers and end-users. Over the past three fiscal years, the Company has expanded its sales force to support growing revenues and has made significant expenditures to recruit additional technical and professional staff, to invest in information technology and to improve the Company's financial, administrative and management infrastructure.

                                             MERCURY COMPUTER SYSTEMS, INC.   19



         Revenues include both hardware and software products, development contracts, services such as maintenance, training, engineering consulting and system integration of Mercury software with third-party hardware. Revenues from maintenance, training, engineering consulting services and system integration historically have not constituted a material portion of total revenues. Revenue from product sales is recorded upon completion of delivery obligations provided customer acceptance is reasonably assured and collectability is deemed probable. The Company accrues for anticipated warranty costs upon shipment. Service revenue is recognized ratably over applicable contract periods or as the services are performed. Revenue from contracts involving significant product modification or customization that are eligible for the percentage-of-completion accounting method are recognized on an efforts-expended basis. Changes to total estimated costs and anticipated losses, if any, are recognized in the period in which determined.
         Cost of revenues includes the cost of materials, component assembly, internal labor and related overhead. Cost of revenues also can include engineering and other technical labor and related overhead incurred in development and engineering consulting contracts.
         Gross profit as a percentage of revenues ("gross margin") varies from period to period depending upon numerous variables including the mix of revenues from hardware, software, development and engineering consulting contracts; the mix of revenues among the markets served by the Company; the cost of raw materials; the cost of outsourced services and labor; operational efficiencies; actual production volume compared to planned volume; and the mix of applications for which the Company's computer systems are sold. Historically, the Company's gross margins on service revenues have been lower than on product revenues. In addition, the Company's gross margins from development contract revenues are typically lower than the Company's gross margins from standard product revenues. The Company intends to continue to enter into development contracts and anticipates that the gross margins associated with development contract revenues will continue to be lower than its gross margins on standard product revenues.
         Mercury has made significant investments in research and development in an effort to maintain its technology leadership in digital signal processing and to create new software products for the shared storage market. Mercury invested $12.8 million, $14.5 million and $20.7 million in fiscal years 1997, 1998 and 1999, respectively, in development activities associated with the Company's key technology competencies as well as in activities that are targeted at developing new technologies and products. The Company expects research and development expenses to continue to increase as the Company continues to develop products to serve its markets, all of which are subject to rapidly changing technology, frequent product performance improvements and evolving industry standards. The ability to deliver superior technological performance on a timely and cost-effective basis is a critical factor in securing design wins for future generations of defense electronics and medical imaging systems. Significant research and development spending by the Company does not ensure that the Company's computer systems will be designed into a customer's system. Because future production orders are usually contingent upon securing a design win, the Company's operating results may fluctuate due to either obtaining or failing to obtain design wins for significant customer systems.

20   MERCURY COMPUTER SYSTEMS, INC.


RESULTS OF OPERATIONS
The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenues.



YEAR ENDED JUNE 30,                            1999       1998       1997

Revenues                                      100.0%     100.0%     100.0%
Cost of revenues                               32.1       35.2       34.1
                                              -----      -----      -----
Gross profit                                   67.9       64.8       65.9
Operating expenses:
    Selling, general and administrative        31.0       32.6       35.0
    Research and development                   19.4       16.9       19.9
                                              -----      -----      -----
    Total operating expenses                   50.4       49.5       54.9
                                              -----      -----      -----
Income from operations                         17.5       15.3       11.0
Other income, net                               1.4        1.3        0.7
                                              -----      -----      -----
Income before income taxes                     18.9       16.6       11.7
Provision for income taxes                      6.3        6.4        4.6
                                              -----      -----      -----
Net income                                     12.6%      10.2%       7.1%
                                              =====      =====      =====

FISCAL 1998 VS. FISCAL 1999

REVENUES
Total revenues increased 25% from $85.5 million during the year ended June 30, 1998 to $106.6 million during the year ended June 30, 1999. Revenues from defense electronics, medical imaging and other commercial markets increased, as described below.
         Defense electronics revenues increased 23% from $67.2 million or 79% of total revenues during the year ended June 30, 1998 to $82.6 million or 77% of total revenues during the year ended June 30, 1999. The increase in revenues was due primarily to increased unit demand for defense electronics products.
         Medical imaging revenues increased 36% from $11.2 million or 13% of total revenues during the year ended June 30, 1998 to $15.3 million or 14% of total revenues during the year ended June 30, 1999. The increase in revenues was due primarily to the expansion of the business into new applications.
         Other revenues increased 22% from $7.1 million or 8% of total revenues during the year ended June 30, 1998 to $8.7 million or 8% of total revenues during the year ended June 30, 1999. The increase in other revenues was due to the shared storage business unit revenues increasing by 152% while the other commercial businesses remained relatively flat year over year.

COST OF REVENUES
Cost of revenues increased 14% from $30.1 million during the year ended June 30, 1998 to $34.2 million during the year ended June 30, 1999. Cost of revenues as a percentage of total revenues decreased from 35% during the year ended June 30, 1998 to 32% during the year ended June 30, 1999. The decrease in costs as a percentage of total revenues was primarily due to a decline in component costs and tighter control over manufacturing spending.

                                             MERCURY COMPUTER SYSTEMS, INC.   21



SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expenses increased 18% from $27.9 million during the year ended June 30, 1998 to $33.0 million during the year ended June 30, 1999. Selling, general and administrative expenses as a percentage of total revenues were 33% during the year ended June 30, 1998 and 31% during the year ended June 30, 1999. The increase in expense dollars reflects the hiring of additional sales and administrative personnel, increased commissions and marketing communication related to increased revenues, as well as the ongoing development of the Company's financial, administrative and management infrastructure to support the Company's growth.

RESEARCH AND DEVELOPMENT
Research and development expenses, excluding capitalized software expenditures, increased 43% from $14.5 million during the year ended June 30, 1998 to $20.7 million during the year ended June 30, 1999. Research and development expenses as a percentage of total revenues were 17% during the year ended June 30, 1998 and 19% during the year ended June 30, 1999. The increase in research and development expenses was due primarily to the hiring of additional software and hardware engineers to develop and enhance the features and functionality of the Company's products in response to increased demand for next generation products. Engineering expenses currently are running higher than management's target levels as the Company is working on some major development programs to deliver important new technology to its customers. Management believes that higher engineering spending will continue through fiscal 2000.
         The Company's future success and ability to make the appropriate engineering investments will depend to a significant extent on its ability to attract, train, motivate and retain highly skilled technical professionals, particularly project managers, engineers and other senior technical personnel. The Company believes that there is a shortage of, and significant competition for, technical development professionals with the skills and experience necessary to perform the services offered by the Company. The Company's ability to maintain and renew existing engagements and obtain new business depends, in large part, on its ability to hire and retain technical personnel with the skills that keep pace with continuing changes in industry standards, technologies and client preferences. The inability to hire additional qualified personnel could impair the Company's ability to satisfy its growing client base, requiring an increase in the level of responsibility for both existing and new personnel. There can be no assurance that the Company will be successful in retaining current or future employees and therefore able to continue to make the investments in engineering at the projected higher expenditure levels. Furthermore, the Company's inability to retain or hire technical personnel may require contracting or outsourcing engineering activities. This factor could result in higher than planned engineering expenses and therefore, a possible fluctuation in the Company's operating results.

INCOME FROM OPERATIONS
Income from operations increased 42% from $13.1 million during the year ended June 30, 1998 to $18.6 million during the year ended June 30, 1999. Included in income from operations during the year ended June 30, 1999 were $2.2 million in hardware and software revenues and $4.0 million in direct expenses related to the shared storage business. The expenses include direct expenses from marketing and engineering activities, primarily related to compensation, trade shows, prototype development and direct costs related to the sale of the product. Included in income from operations during the year ended June 30, 1998 were $885,000 in hardware and software revenues and $4.3 million in direct expenses related to the shared storage business. Revenues from the shared storage business increased substantially year over year due primarily to the expanding distribution

22   MERCURY COMPUTER SYSTEMS, INC.


base and the availability of fiber channel interconnect technology. Refer to separate discussion below in the liquidity and capital resource section of this management discussion and analysis regarding the alternative ways to fund the continuing development of the shared storage business unit.

INTEREST INCOME, NET
The Company earned $1.1 million in interest income, net, during the year ended June 30, 1998 and $1.3 million during the year ended June 30, 1999. This increase reflects higher average cash balances primarily as a result of proceeds received from the Company's initial public offering in mid fiscal 1998. Offsetting the effect of higher average cash balances were lower yields achieved on the Company's cash. These lower yields were the result of a shift in investment strategy from taxable money market instruments to non-taxable securities.


PROVISION FOR INCOME TAXES
The Company's provision for income taxes was $5.4 million during the year ended June 30, 1998 and $6.6 million during the year ended June 30, 1999. The Company's effective tax rate was 38% during the year ended June 30, 1998 and 33% during the year ended June 30, 1999. During fiscal 1999, the tax rate was reduced primarily due to a one-time state investment tax credit ("ITC") benefit resulting from the purchase of two facilities during the year, increase in research and development credits, and a shift in investment strategy from taxable to non-taxable securities.

FISCAL 1997 VS. FISCAL 1998

REVENUES
Total revenues increased 32% from $64.6 million during the year ended June 30, 1997 to $85.5 million during the year ended June 30, 1998. Revenues from defense electronics, medical imaging and other commercial markets increased, as described below.
         Defense electronics revenues increased 29% from $52.3 million or 81% of total revenues during the year ended June 30, 1997 to $67.2 million or 79% of total revenues during the year ended June 30, 1998. The increase in revenues was due primarily to increased unit demand for defense electronics products.
         Medical imaging revenues increased 62% from $6.9 million or 11% of total revenues during the year ended June 30, 1997 to $11.2 million or 13% of total revenues during the year ended June 30, 1998. The increase in revenues was due primarily to increased unit demand for medical imaging products.
         Other revenues increased 31% from $5.4 million or 8% of total revenues during the year ended June 30, 1997 to $7.1 million or 8% of total revenues during the year ended June 30, 1998. This increase in other revenues was due primarily to an increase in unit demand from new and existing commercial customers, partially offset by a decrease in revenues from the shared storage business.

COST OF REVENUES
Cost of revenues increased 37% from $22.0 million during the year ended June 30, 1997 to $30.1 million during the year ended June 30, 1998. Cost of revenues as a percentage of total revenues increased from 34% during the year ended June 30, 1997 to 35% during the year ended June 30, 1998. This increase in costs relative to revenue was due to a price reduction put in place during 1998 and increased manufacturing operating costs. These increases were offset, partially, by a decline in material costs.

                                             MERCURY COMPUTER SYSTEMS, INC.   23


SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expenses increased 23% from $22.6 million during the year ended June 30, 1997 to $27.9 million during the year ended June 30, 1998. Selling, general and administrative expenses as a percentage of total revenues were 35% during the year ended June 30, 1997 and 33% during the year ended June 30, 1998. The increase, in expense dollars, reflects the hiring of additional sales and administrative personnel, increased commissions and the development of the Company's financial, administrative and management infrastructure to support the Company's growth.

RESEARCH AND DEVELOPMENT
Research and development expenses, excluding capitalized software expenditures, increased 13% from $12.8 million during the year ended June 30, 1997 to $14.5 million during the year ended June 30, 1998. Research and development expenses as a percentage of total revenues were 20% during the year ended June 30, 1997 and 17% during the year ended June 30, 1998. The increase in research and development expenses reflects increased investments in the Company's core technological competencies, as well as in new medical, shared storage and other technologies and products.

INCOME FROM OPERATIONS
Income from operations increased 85% from $7.1 million during the year ended June 30, 1997 to $13.1 million during the year ended June 30, 1998. Included in income from operations during the year ended June 30, 1998 were $885,000 in hardware and software revenues and $4.3 million in direct expenses related to the shared storage business. The expenses include direct expenses from marketing and engineering activities, primarily related to compensation, trade shows, prototype development and direct costs related to the sale of the product. Included in income from operations during the year ended June 30, 1997 were $2.1 million in hardware and software revenues and $3.8 million in direct expenses related to the shared storage business. Revenues from the shared storage business declined year over year due primarily to the inclusion in 1997 revenue of one large non-recurring order.

INTEREST INCOME, NET
The Company earned $560,000 in interest income, net, during the year ended June 30, 1997 and $1.1 million during the year ended June 30, 1998. This increase reflects an increase in the Company's average cash balances primarily as a result of cash received from the Company's initial public offering in mid fiscal 1998. Offsetting the effect of higher average cash balances were lower yields achieved on the Company's cash. These lower yields were the result of a shift in investment strategy from taxable money market instruments to non-taxable securities.

PROVISION FOR INCOME TAXES
The Company's provision for income taxes was $2.9 million during the year ended June 30, 1997 and $5.4 million during the year ended June 30, 1998. The Company's effective tax rate was 39% during the year ended June 30, 1997 and 38% during the year ended June 30, 1998.

LIQUIDITY AND CAPITAL RESOURCES
As of June 30, 1999 the Company had cash and marketable securities of approximately $25.4 million. During the year ended June 30, 1999 the Company generated $9.1 million in cash from operations compared to $7.1 million generated during the year ended June 30, 1998. The increase in cash generated from operations is attributable primarily to the Company's improved profitability and an

24   MERCURY COMPUTER SYSTEMS, INC.


increase in liabilities. These positive factors were partially offset by an increase in accounts receivable and inventory balances. The Company's days sales, based on revenues of each calendar quarter, increased from 66 days at the end of 1998 to 88 days at the end of 1999. This increase in days sales was due to a disproportionate amount of revenue being recorded at the end of the accounting period. This disproportion occurred during the fourth quarter of fiscal 1999 and was caused by intermittent failure in a major supplier's component part. The situation was ultimately resolved but delayed shipments until the last few weeks of the quarter. Consequently, the Accounts Receivable balance at the end of the fiscal year was inflated.
         The Company used $12.7 million in investing activities during the year ended June 30, 1999 compared to $35.4 million during the year ended June 30, 1998. The reduction in investing activities year-over-year was primarily due to the increased net sale of marketable securities amounting to $36.2 million, partially offset by $15.1 million associated with the purchase of the Company's corporate headquarters and completed construction of an adjacent building.
         The Company generated $1.4 million in cash from financing activities during the year ended June 30, 1999 compared to $19.1 million during the year ended June 30, 1998. This significant reduction year over year was primarily due to the fact that during fiscal 1998, the Company completed its initial public offering, which resulted in net proceeds amounting to $18.6 million. In addition, $303,000 was paid under a capital lease obligation during fiscal 1999 and none was paid during fiscal 1998. These reductions were partially offset by the implementation during fiscal 1999 of the employee stock purchase plan ("ESPP"). During fiscal 1999, 28,224 additional shares of common stock were issued through the ESPP for a total value of $469,000. In addition, 309,162 stock options were exercised during fiscal 1999 compared to 204,468 stock options exercised during fiscal 1998. Proceeds received from stock option exercises were $708,000 greater in fiscal 1999 than in fiscal 1998.
         On August 27, 1999, the Company signed a commitment letter with a commercial financing company to issue two 7.30%, senior secured financing notes ("the Notes"), due September 2014. The total principal value of the Notes amount to $14,500,000. The Company's corporate headquarters and an adjacent building, with a combined cost basis of $17,670,000, secure the Notes.
         Management believes that the Company's available cash, cash generated from operations, and cash received from the financing arrangement described above will be sufficient to provide for the Company's working capital and capital expenditure requirements for the foreseeable future. If the Company acquires one or more businesses or products, the Company's capital requirements could increase substantially. In the event of such an acquisition or in the event that unanticipated circumstances arise which significantly increase the Company's capital requirements, there can be no assurance that necessary additional capital will be available on terms acceptable to the Company, if at all.

SHARED STORAGE BUSINESS UNIT
On March 1st, 1999, the Company issued a Confidential Information Memorandum seeking alternative ways to fund the continuing development of the Shared Storage business unit. This business unit was created to exploit some of Mercury's innovative software developments. It has evolved into software for use in applications and market segments that, while exciting and potentially offering large returns, is outside of Mercury's core businesses and strengths. There can be no assurances that the Company will obtain such funding.

CORPORATE DEVELOPMENT
On September 1, 1999, Mercury formed a new joint venture company ("AgileVision") with Sarnoff Corporation, the developer of color television and a pioneer in the creation of digital television ("DTV"). Combining the intellectual property of both companies,

                                             MERCURY COMPUTER SYSTEMS, INC.   25


this new venture is expected to provide the broadcast and cable industries with products and solutions that will significantly increase the flexibility of a digital television broadcast infrastructure. The new company will provide products and services that allow an economical entry point to DTV services, with the option of expanding performance and features to meet the high-bandwidth digital signal processing demands of the evolving DTV market. The Company is initially required to contribute $2.5 million in cash in addition to technology to the joint venture.


YEAR 2000 COMPLIANCE
The Company is aware of the potential for industry wide business disruption which could be caused by computer systems, software products and embedded micro-processing chips which may be coded to accept only two-digit entries in the date code field and may not be able to distinguish 20th century dates from 21st century dates. The Company believes it has a prudent plan in place to address these issues within our Company and our supply chain.

         STATE OF READINESS. The Company is engaged in a process of evaluating the Year 2000 readiness of hardware and software products sold by the Company ("Products"), information technology systems used in its operations ("IT Systems"), and its non-IT Systems such as building security, voice mail and other systems. The Company anticipates that the project will cover the following phases: (i) identification of all Products, IT Systems, and non-IT Systems; (ii) assessment of repair or replacement requirements; (iii) repair or replacement;
(iv) testing; (v) implementation; and (vi) creation of contingency plans in the event of Year 2000 failures.
         PRODUCTS. The Company has completed a review of the source code for all versions of its Products sold after January 1, 1997 and based on such review, the Company believes that such Products are "Year 2000 Compliant," meaning that when used properly and in conformity with the product information provided by the Company, the product furnished by the Company will accurately store, display, process, provide, and/or receive data from, into, and between 1999 and 2000, including leap year calculations, provided that all technology used in combination with the Company product properly exchanges date data with the Company product. In general, software provided by the Company does not require the user to input date fields and depends instead on date information supplied by host operating systems not manufactured by the Company. Therefore, the assessment of whether a complete system or device in which a Product is embedded will operate correctly for an end-user depends in large part on the Year 2000 Compliance of the system's other components, most of which are supplied by parties other than the Company. For this reason, end-users must consult with the manufacturers of host operating systems and test such systems in their entirety for Year 2000 Compliance. The Company has determined that it is not feasible to test versions of its Products sold prior to January 1, 1997. However, based on similarities in source code between prior and current Product versions, the Company believes that versions of its Products sold prior to January 1, 1997 are Year 2000 Compliant.
         IT AND NON-IT SYSTEMS. The Company has compiled a comprehensive list of the Company's IT and non-IT systems. Based on the Company's internal assessment, the Company believes that most of these systems are Year 2000 Compliant. The source code underlying the Company's financial and accounting software has been reprogrammed and tested using the Company's internal technical resources. The Company has determined to its satisfaction that its financial and accounting systems are Year 2000 Compliant. The Company has identified three IT Systems which are not Year 2000 Compliant and the Company expects to purchase, install and test upgrades for such non-compliant systems by the end of October, 1999. The Company is dependent in part upon Microsoft software products to ensure completion of this task in a timely fashion.

26   MERCURY COMPUTER SYSTEMS, INC.


         THIRD PARTIES. The Company relies, both domestically and internationally, upon various vendors, governmental agencies, utility companies, telecommunications service companies, delivery service companies and other service providers who are outside of Mercury's control. The Company has completed a questionnaire-based assessment of its primary vendors to assess their ability to continue to provide goods and services to the Company from, into and between 1999 and 2000. While the Company has received assurances from vendors regarding their Year 2000 Compliance status, the Company may never be able to know with certainty whether its vendors are compliant. Failure of critical vendors to achieve Year 2000 Compliance could result in delayed deliveries of products and services to the Company. If such delays are extensive, they could have a material adverse effect on the Company's business.
         COSTS. Most of the Company's effort toward Year 2000 readiness is funded as ongoing operating expense. The Company is in the process of determining the total cost of Year 2000 relevant upgrading. Expenditures directly related to the Year 2000 readiness program, consisting of dedicated staff and consulting services, are estimated to be less than $1,000,000.
         RISKS. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent with the Year 2000 issue, resulting in large part from the uncertainty of the Year 2000 readiness of third-parties outside of the Company's control, the Company is unable to determine at this time whether the consequences of a Year 2000 failure will have a material impact on the Company's results of operations, liquidity, or financial position. The Year 2000 Compliance project is expected to reduce, but not eliminate, the Company's level of uncertainty about the Year 2000 issue and in particular, about the Year 2000 Compliance and readiness of its critical vendors. The Company believes that, with the completion of the Year 2000 Compliance project as scheduled, the possibility of significant interruptions to normal operations should be reduced.
         CONTINGENCY PLAN. The Company is developing a contingency plan for its information technology infrastructure as well as non-IT elements. The Company expects that this plan will include provisions for additional customer and facility support. The contingency plan may also include obtaining component parts in December, 1999 rather than January, 2000 in the event vendors encounter Year 2000 problems. The Company expects that its contingency plan will be developed in greater detail if and when specific issues are identified.


RECENT ACCOUNTING PRONOUNCEMENTS
See Note B to the Company's Consolidated Financial Statements for a description of the impact on the Company of recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK MANAGEMENT
Due to its short-term duration, the fair value of the Company's cash and investment portfolio at June 30, 1999 approximated carrying value. Interest rate risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates for issues contained in the investment portfolio. The resulting hypothetical fair value was not materially different from the year-end carrying value.

                                             MERCURY COMPUTER SYSTEMS, INC.   27


MARKET INFORMATION


The Company's Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol MRCY. The following table sets forth, for the periods indicated since the Company's initial public offering on January 29, 1998, the high and low transactions per share during such periods. Such over-the-counter market quotations reflect inter-dealer prices without retail markup, markdown or commission.

                                                       HIGH            LOW
1998  Third quarter (from January 29, 1998)           19 1/8          9 3/8
      Fourth quarter                                  19             12 1/4

1999  First quarter                                   17 3/8          9 3/4
      Second quarter                                  28 5/8         12 1/2
      Third quarter                                   28 1/4         17 1/8
      Fourth quarter                                  33 3/8         15 1/16

As of August 31, 1999 the Company had approximately 4,000 shareholders including record and nominee holders.
         The Company has never declared or paid cash dividends on shares of its Common Stock and does not expect to declare or pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain any earnings for future growth.

28   MERCURY COMPUTER SYSTEMS, INC.


CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS, EXCEPT SHARE DATA) JUNE 30,                    1999        1998
ASSETS
Current assets:
    Cash and cash equivalents                               $ 3,676     $ 6,054
    Marketable securities                                    12,762      10,077
    Trade accounts receivable, net of allowance for
      doubtful accounts of $376 and $218 at June 30,
      1999 and 1998, respectively                            28,915      17,143
    Inventory                                                12,431       9,125
    Deferred income taxes, net                                2,617       1,669
    Prepaid expenses and other current assets                 1,392       1,255
                                                            -------     -------
      Total current assets                                   61,793      45,323
    Marketable securities                                     8,978      18,889
    Property and equipment, net                              25,325       8,466
    Deferred income taxes, net                                  668         429
    Other assets                                                747         462
                                                            -------     -------
      Total assets                                          $97,511     $73,569
                                                            =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                        $ 5,580     $ 3,368
    Accrued expenses                                          3,694       2,804
    Accrued compensation                                      4,292       3,316
    Capital lease - short term                                  434          --
    Billings in excess of revenues and customer
      advances                                                3,169       1,017
    Income taxes payable                                      2,312       2,024
                                                            -------     -------
      Total current liabilities                              19,481      12,529
Commitments and contingencies (Note F)                           --          --
Capital lease - long term                                       590          --

STOCKHOLDERS' EQUITY
Common stock, $.01 par value; 25,000,000 shares
     authorized; 10,310,877 and 9,973,491 shares
     issued and outstanding at June 30, 1999 and
     1998, respectively                                         103         100
    Additional paid-in capital                               28,515      25,961
    Retained earnings                                        48,945      35,483
    Accumulated other comprehensive income                     (123)       (179)
    Subscriptions and related parties notes receivable         --          (325)
                                                            -------     -------
      Total stockholders' equity                             77,440      61,040
                                                            -------     -------
      Total liabilities and stockholders' equity            $97,511     $73,569
                                                            =======     =======

The accompanying notes are an integral part of the consolidated financial statements.

                                             MERCURY COMPUTER SYSTEMS, INC.   29



CONSOLIDATED STATEMENTS OF OPERATIONS


(IN THOUSANDS, EXCEPT PER SHARE
DATA) YEAR ENDED JUNE 30,                          1999        1998       1997

Revenues                                         $106,571    $85,544    $64,574
Cost of revenues                                   34,237     30,084     22,034
                                                 --------    -------    -------
    Gross profit                                   72,334     55,460     42,540
                                                 --------    -------    -------
Operating expenses:
    Selling, general and administrative            33,002     27,879     22,631
    Research and development                       20,709     14,476     12,837
                                                 --------    -------    -------
      Total operating expenses                     53,711     42,355     35,468
                                                 --------    -------    -------
Income from operations                             18,623     13,105      7,072
                                                 --------    -------    -------
Interest income, net                                1,285      1,084        560
Other income (expense), net                           185        (30)       (88)
                                                 --------    -------    -------
Income before income tax provision                 20,093     14,159      7,544
Income tax provision                                6,631      5,428      2,933
                                                 --------    -------    -------
Net income                                       $ 13,462    $ 8,731    $ 4,611
                                                 ========    =======    =======
Net income per common share:
    Basic                                        $   1.32    $  1.21    $  0.90
                                                 ========    =======    =======
    Diluted                                      $   1.25    $  0.94    $  0.58
                                                 ========    =======    =======
Weighted average number of common and common
  equivalent shares outstanding:
    Basic                                          10,168      7,235      5,141
                                                 ========    =======    =======
    Diluted                                        10,800      9,270      7,897
                                                 ========    =======    =======









The accompanying notes are an integral part of the consolidated financial statements.

30   MERCURY COMPUTER SYSTEMS, INC.



CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                        Series A                                      Accumulated           Subscriptions
FOR THE YEARS ENDED                   Convertible                                           Other             and Related   Total
June 30, 1999, 1998                 Preferred Stock    Common Stock    Add'l                Compre-  Compre-      Parties   Stock-
AND 1997                            ---------------   --------------  Paid-In  Retained    hensive   hensive        Notes   holder's
(IN THOUSANDS)                      Shares  Amount    Shares  Amount  Capital  Earnings     Income   Income    Receivable   Equity

Balance, June 30, 1996               852    $1,200     5,083   $ 51   $ 5,434   $22,141     $   3                $(300)     $28,529
Issuance of notes receivable to
  related parties                                                                                                  (25)         (25)
Exercise of common stock options                          86      1       137                                                   138
Issuance of common stock                                  33              132                                                   132
Comprehensive income:
  Net income                                                                      4,611              $ 4,611                  4,611
  Foreign currency translation                                                                (63)       (63)                   (63)
                                                                                                     -------
  Comprehensive income                                                                               $ 4,548
                                     ---    ------    ------   ----   -------   -------     -----    =======     -----      -------
Balance, June 30, 1997               852     1,200     5,202     52     5,703    26,752       (60)                (325)      33,322
Exercise of common stock options                         204      2       506                                                   508
Issuance of common stock pursuant
  to initial public offering, net
  of issuance costs of $952                            2,000     20    18,558                                                18,578
Conversion of series A convertible
  preferred stock into common stock (852)   (1,200)    2,557     26     1,174

Exercise of common stock warrants                         10               20                                                    20
Comprehensive income:
  Net income                                                                      8,731                8,731                  8,731
  Foreign currency translation                                                               (119)      (119)                  (119)
                                                                                                     -------
  Comprehensive income                                                                               $ 8,612
                                     ---    ------    ------   ----   -------   -------     -----    =======     -----      -------
Balance June 30, 1998                 --        --     9,973    100    25,961    35,483      (179)                (325)      61,040
Exercise of common stock options                         309      3     1,213                                                 1,216
Issuance of common stock in
  conjunction with employee stock
  purchase plan                                           29              469                                                   469
Tax benefit from disqualified
  dispositions                                                            826                                                   826
Employee based stock compensation                                          46                                                    46
Payment of notes by related parties                                                                                325          325
Comprehensive income:
  Net income                                                                     13,462               13,462                 13,462
  Unrealized loss on securities                                                               (30)       (30)                   (30)
  Foreign currency translation                                                                 86         86                     86
                                                                                                     -------
  Comprehensive income                                                                               $13,518
                                     ---    ------    ------   ----   -------   -------     -----    =======     -----      -------
Balance June 30, 1999                 --        --    10,311   $103   $28,515   $48,945     $(123)                  --      $77,440
                                     ===    ======    ======   ====   =======   =======     =====                =====      =======

The accompanying notes are an integral part of the consolidated financial statements.

                                             MERCURY COMPUTER SYSTEMS, INC.   31



CONSOLIDATED STATEMENTS OF CASH FLOWS


(IN THOUSANDS) YEAR ENDED JUNE 30,                                       1999           1998           1997
Cash flows from operating activities:
  Net income                                                           $ 13,462        $ 8,731        $ 4,611
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization of property and equipment               3,916          2,829          2,855
    Amortization of capitalized software development costs                  602            490            438
    Provision for inventory write-downs                                   2,786          1,583            504
    Provision for doubtful accounts                                         249             99             40
    Deferred income taxes                                                (1,187)        (1,133)          (596)
    Tax benefit from disqualified dispositions                              826             --             --
    Other non-cash items                                                     46             --             87
  Changes in assets and liabilities:
    Trade accounts receivable                                           (11,871)        (4,596)        (2,710)
    Trade notes receivable                                                   --             --            296
    Contracts in progress                                                    --          1,096         (1,096)
    Inventory                                                            (6,048)        (2,398)        (1,662)
    Prepaid expenses and other current assets                              (108)          (560)          (246)
    Other assets                                                            (98)           (69)          (101)
    Accounts payable                                                      2,216            570          1,081
    Accrued expenses and compensation                                     1,874          1,908          1,846
    Billings in excess of revenues and customer advances                  2,151         (1,847)         2,472
    Income taxes payable                                                    284            411          1,403
                                                                       --------        -------        -------
Net cash provided by operating activities                                 9,100          7,114          9,222
                                                                       --------        -------        -------
Cash flows from investing activities:
  Purchase of marketable securities                                    (114,574)       (73,571)            --
  Sale of marketable securities                                         121,768         44,605             --
  Purchases of property and equipment                                   (19,440)        (6,336)        (3,457)
  Capitalized software development costs                                   (810)          (111)          (550)
  Notes receivable from related parties                                     325             --            (25)
                                                                       --------        -------        -------
Net cash used in investing activities                                   (12,731)       (35,413)        (4,032)
                                                                       --------        -------        -------
Cash flows from financing activities:
  Proceeds from employee stock purchase program                             469             --             --
  Proceeds from exercise of stock options                                 1,216            508             --
  Proceeds from issuance of common stock                                     --         18,578            270
  Proceeds from exercise of stock warrants                                   --             20             --
  Principal payments under capital lease obligations                       (303)            --             --
                                                                       --------        -------        -------
Net cash provided by financing activities                                 1,382         19,106            270
                                                                       --------        -------        -------
Net increase in cash and cash equivalents                                (2,249)        (9,193)         5,460
Effect of exchange rate changes on cash and cash equivalents               (129)            54             29
Cash and cash equivalents at beginning of year                            6,054         15,193          9,704
                                                                       --------        -------        -------
Cash and cash equivalents at end of period                             $  3,676        $ 6,054        $15,193
                                                                       ========        =======        =======
Cash paid during the period for:
  Interest                                                             $     51        $    --        $    22
  Income taxes                                                            7,155          6,166          2,133
Non-cash transactions:
  Equipment acquired under capital leases                              $  1,327        $    --        $    --
  Series A convertible preferred stock converted to
   common stock                                                              --          1,200             --


The accompanying notes are an integral part of the consolidated financial statements.

32   MERCURY COMPUTER SYSTEMS, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(TABLES IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

A. DESCRIPTION OF BUSINESS:
Mercury Computer Systems, Inc. (the "Company") designs, manufactures and markets high performance real-time digital signal processing computer systems which transform sensor-generated data into information which can be displayed as images for human interpretation or subjected to additional computer analysis. These multicomputer systems are heterogeneous and scalable, allowing them to accommodate several different microprocessor types and to scale from a few to hundreds of microprocessors within a single system. The two primary markets for the Company's products are defense electronics and medical diagnostic imaging. Both of these markets have computing needs which benefit from the unique system architecture developed by the Company.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

REVENUE RECOGNITION
Revenue from product sales is recorded upon completion of delivery obligations provided customer acceptance is reasonably assured and collectability is deemed probable. The Company accrues for anticipated warranty costs upon shipment. Service revenue is recognized ratably over applicable contract periods or as the services are performed. Revenue from contracts involving significant product modification or customization that are eligible for the percentage-of-completion accounting method are recognized on an efforts-expended basis. Changes to total estimated costs and anticipated losses, if any, are recognized in the period in which determined. There was no revenue recognized for year ended June 30, 1999 under the percentage-of-completion method while $3,835,000 and $2,102,000 of revenue was recognized under the percentage-of-completion method for the fiscal years ended June 30, 1998 and 1997, respectively. There were no retainages at June 30, 1999, 1998 or 1997.

BILLINGS IN EXCESS OF REVENUES AND CUSTOMER ADVANCES
Billings in excess of revenues and customer advances include amounts billed on uncompleted contracts and amounts billed on annual maintenance contracts.

CASH AND CASH EQUIVALENTS
Cash equivalents, consisting of money market funds and U.S. government and U.S. government agency issues with original maturities of 90 days or less, are carried at fair value.

                                             MERCURY COMPUTER SYSTEMS, INC.   33



MARKETABLE SECURITIES
The Company classifies investments in marketable securities as either trading, available-for-sale or held-to-maturity at the time of purchase and periodically re-evaluates such classification. There were no securities classified as trading or held-to-maturity as of June 30, 1999 and 1998. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Securities classified as available-for-sale are reported at fair market value. Unrealized gains or losses on available-for-sale securities are included, net of tax, in shareholders' equity until disposition. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other income. The cost of securities sold is based on the specific identification method.
         The fair market value of cash equivalents and short-term and long-term investments in marketable securities represents the quoted market prices at the balance sheet dates. The short-term marketable securities have original maturities greater than 90 days and remaining maturities less than one year. Long-term marketable securities have remaining maturities greater than one year. Long-term marketable securities have maturities of one to three years. At June 30, 1999 and 1998, marketable securities were classified as follows:

                                                            1999          1998
                                                      Available-    Available-
                                                        For-Sale      For-Sale

Short-term marketable securities:
Municipal/tax free bonds & money market instruments      $12,762       $10,077
Long-term marketable securities:
Municipal/tax free bonds                                 $ 8,978       $18,889


CONCENTRATION OF CREDIT RISK
Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash, marketable securities and trade accounts receivable. The Company places its cash and cash equivalents with financial institutions which management believes are of high credit quality. At June 30, 1999 and 1998, the Company had approximately $2,904,000 and $5,552,000, respectively, on deposit or invested with its primary financial and lending institution.
         Customers comprising 10% or more of the Company's receivables for the periods shown below are as follows:

YEAR ENDED JUNE 30,                                         1999          1998

Customer A                                                  --            32%
Customer B                                                  27%           15%
Customer C                                                  17%           13%
Customer D                                                  11%           --

INVENTORY
Inventory is stated at the lower of cost, determined on the first-in, first-out
(FIFO) basis, or market.

34   MERCURY COMPUTER SYSTEMS, INC.



PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost. Equipment under capital lease is recorded at the present value of the minimum lease payments required during the lease period. Depreciation is based on the following estimated useful lives of the assets using the straight-line method:


Computer equipment                                                       3 years
Machinery and equipment                                                  5 years
Furniture and fixtures                                                   5 years
Buildings                                                          15 - 30 years
Building improvements                                                   10 years
Leasehold improvements                                      Shorter of the lease
                                                           term or economic life

Expenditures for additions, renewals and betterments of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS
The Company capitalizes software development costs incurred after a product's technological feasibility has been established and before it is available for general release to customers. Amortization of capitalized software costs is computed on an individual product basis and is the greater of a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or b) the straight-line method over the estimated economic life of the product. Currently, the Company uses an estimated economic life of 24 months or less for all capitalized software costs.

RESEARCH AND DEVELOPMENT COSTS
All research and development costs are expensed as incurred except for capitalized software development costs.

INCOME TAXES
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using currently enacted tax rates for the year in which the differences are expected to reverse. The Company records a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

NET INCOME PER COMMON SHARE
The Company previously adopted SFAS No. 128, "Earnings per Share" (Statement
128). Statement 128 specifies the calculation and presentation of basic and diluted net income per share. Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is calculated by dividing net income by the sum of the weighted average number of common shares plus additional common shares that would have been outstanding if potential dilutive common shares had been issued for granted stock options.

                                             MERCURY COMPUTER SYSTEMS, INC.   35


FOREIGN CURRENCY
The accounts of foreign subsidiaries are translated using exchange rates in effect at period-end for assets and liabilities and at average exchange rates during the period for results of operations. The local currency for all foreign subsidiaries is the functional currency. The related translation adjustments are reported in accumulated other comprehensive income in stockholders' equity. Gains (losses) resulting from foreign currency transactions are included in other income (expense) and are immaterial for all periods presented.

RECLASSIFICATION
Certain reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

NEW ACCOUNTING PRONOUNCEMENTS
In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Internal Use Software," which provides guidance on the accounting for the costs of software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company will adopt this statement's provisions for its fiscal year 2000 which commences on July 1, 1999. Management does not expect the statement to have a material impact on its financial position or results of operations.
         In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was issued in June 1998. SFAS No. 137 defers the effective date of SFAS No. 133 to all fiscal quarters beginning after June 15, 2000. Accordingly, the Company will adopt the provisions of SFAS No. 133 for its fiscal year 2001 which commences on July 1, 2000. SFAS No. 133 requires that all derivative instruments must be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or accumulated other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS No. 133 will not have a material impact on its financial position or results of operations.


C. NET INCOME PER COMMON SHARE:
The following table sets forth the computation of basic and diluted net income per common share:

FOR THE YEARS ENDED JUNE, 30                              1999     1998     1997

Net Income                                             $13,462   $8,731   $4,611
                                                       =======   ======   ======
Shares used in net income per common share-basic        10,168    7,235    5,141
    Effect of dilutive securities:
      Convertible Preferred Stock                           --    1,492    2,557
      Stock options                                        632      542      194
      Warrants                                              --        1        5
                                                       -------   ------   ------
    Dilutive potential common shares                       632    2,035    2,756
                                                       -------   ------   ------
Shares used in net income per common share - diluted    10,800    9,270    7,897
                                                       =======   ======   ======
Net income per common share - basic                    $  1.32   $ 1.21   $ 0.90
                                                       =======   ======   ======

36   MERCURY COMPUTER SYSTEMS, INC.



Net income per common share - diluted                  $  1.25   $ 0.94   $ 0.58
                                                       =======   ======   ======

Options to purchase 111,000 shares of common stock in 1999, 29,000 shares in 1998, and 36,000 in 1997 were outstanding during the years then ended but were not included in the year-to-date calculation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares during those periods.


D. INVENTORY:
Inventory consists of the following:


JUNE 30,                                                    1999       1998

Raw materials                                             $ 3,508     $4,707
Work in process                                             6,841      2,814
Finished goods                                              2,082      1,604
                                                          -------     ------
                                                          $12,431     $9,125
                                                          =======     ======

E. PROPERTY AND EQUIPMENT:
Property and equipment consists of the following:


JUNE 30,                                                    1999       1998

Computer equipment                                        $17,280    $14,027
Buildings                                                  15,819         --
Land                                                        1,852         --
Machinery and equipment                                       404        310
Furniture and fixtures                                      3,365      2,391
Building and leasehold improvements                         1,334      1,159
Construction in progress                                       --      2,737
                                                          -------    -------
                                                           40,054     20,624
Less: accumulated depreciation and amortization           (14,729)   (12,158)
                                                          -------    -------
                                                          $25,325    $ 8,466
                                                          =======    =======

During the fiscal year ended June 30, 1999, the Company purchased its existing headquarters building and an adjacent newly constructed facility, including land for $15,058,000. In addition, during the fiscal year ended June 30, 1999, $1,289,000 of property and equipment was retired of which $1,260,000 was fully depreciated.


F. COMMITMENTS AND CONTINGENCIES:
FINANCING ARRANGEMENT

During the fiscal years ended June 30, 1997 and 1998, the Company had a credit agreement with a commercial bank to borrow up to $5,000,000 at an interest rate equal to the prime rate or, at the election of the Company, two and one-quarter percentage

                                             MERCURY COMPUTER SYSTEMS, INC.   37


points above the London InterBank Offered Rate, payable monthly. The credit agreement contained certain covenants, including restrictions on incurrence of additional indebtedness and liens on its assets, capital expenditures, disposition of assets, investments and acquisitions, limitations on distributions, and required the Company to meet certain financial tests pertaining to current and debt ratios and income before tax provision. There were no borrowings outstanding at June 30, 1998 or June 30, 1997. During the fiscal year ended June 30, 1999, the Company terminated this financing arrangement. Accordingly, there were no borrowings outstanding at June 30, 1999.

LEASE COMMITMENTS

The Company leases certain of its facilities and machinery and equipment under capital and operating leases expiring in various years through 2003 and thereafter. The leases contain various renewal options. Rental charges are subject to escalation for increases in certain operating costs of the lessor.

         Minimum lease payments under operating and capital leases are as follows:

                                            Operating lease        Capital Lease
YEAR ENDING JUNE 30,                  Real Estate       Equipment      Equipment

2000                                        $408           $363           492
2001                                         191            264           492
2002                                         175             --           137
2003                                          40             --            --
Thereafter                                    --             --            --
                                            ----           ----        ------
Total minimum lease payments                $814           $627        $1,121
                                            ====           ====        ======
Less: amounts representing interest                                        97
                                                                       ------
Present value of minimum lease payments                                 1,024
Less: current portion                                                     434
                                                                       ------
Long term portion                                                      $  590
                                                                       ======

Rental expense during the fiscal years ended June 30, 1999, 1998 and 1997 was approximately $1,116,000, $1,029,000 and $642,000, respectively.

INTERNAL REVENUE SERVICE AUDIT
On December 12, 1997, the Internal Revenue Service ("IRS") concluded an audit of the Company's tax returns for the years ended June 30, 1992 through June 30, 1995, and issued a formal report reflecting proposed adjustments with respect to the years under audit. The proposed IRS adjustments primarily related to the disallowance of research and experimental tax credits claimed by the Company, as well as the treatment of certain other items. In June, 1999 the Company agreed to a final settlement with the IRS amounting to $585,000, including an estimated interest amount of $220,000. The Company had previously accrued a liability for this settlement and accordingly, no charge was recorded during the fiscal year ended June 30, 1999.

38   MERCURY COMPUTER SYSTEMS, INC.



G. STOCKHOLDERS' EQUITY:

COMMON STOCK
On January 29, 1998, 3,500,000 shares of the Company's common stock were sold in the Company's initial public offering ("IPO") of which 2,000,000 shares were sold by the Company and 1,500,000 shares were sold by certain stockholders of the Company. The Company received $18,578,000 in net proceeds from the IPO after deducting underwriting discounts and commissions of $1,470,000 and $952,000 in offering expenses.

PREFERRED STOCK

GENERAL
The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $.01 per share.

SERIES A CONVERTIBLE PREFERRED STOCK
The series A convertible preferred stock had a liquidation preference of $1.41 per share and voting rights similar to the common stock. Each of the preferred stockholders had one vote for each share of common stock into which the series A convertible preferred stock was convertible. On January 29, 1998, the series A convertible preferred stock was converted into common stock on a three-for-one basis.


H. STOCK BASED COMPENSATION
At June 30, 1999, the Company had both stock option plans and a stock purchase plan. In fiscal year 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS No. 123 in fiscal 1997 and has applied APB Opinion No. 25 and related interpretations in accounting for all of its stock option and employee stock purchase plans. Compensation cost is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount an individual must pay to acquire the stock. Compensation expense recognized for stock based compensation amounted to $46,000, $0, and $0 for the fiscal year ended June 30, 1999, 1998, and 1997, respectively.

STOCK OPTION PLANS
The Company has five stock option plans. The 1982, 1991, and 1993 Stock Option Plans (the "Plans") provide for the granting of options to purchase an aggregate of not more than 1,950,000 shares of the Company's common stock to employees and directors. Under these plans, options are granted at not less than the fair value of the stock on the date of grant as determined by the Board. The terms of the options are established by the Board on an individual basis. The options generally vest between three and five years and have a maximum term of ten years.
         The 1997 Stock Option Plan (the "1997 Plan"), which the Board approved in June 1997, provides for the granting of options to purchase an aggregate of not more than 1,325,000 shares of the Company's common stock. The Plan provides for the grant of non-qualified and incentive stock options to employees. Incentive stock options are granted at a price set by the Board of Directors not to be less than 100% of the fair value at the date of the grant. Non-qualified stock options are granted at not less than 50% of the fair value of the stock on the date of grant as determined by the Board. The options vest over five years

                                             MERCURY COMPUTER SYSTEMS, INC.   39


and have a maximum term of ten years. With the implementation of the 1997 Plan, no further stock options were granted under the 1982 and 1991 Stock Option Plans.
         The 1998 Stock Option Plan (the "1998 Plan"), which the Board approved in September 1998, provides for the granting of options to purchase an aggregate of not more than 50,000 shares of the Company's common stock. The Plan provides for the grant of non-qualified stock options to non-employee directors. Non-qualified stock options are granted at fair value of the stock at the date of the grant as determined by the Board of Directors. The options vest over three years and have a maximum term of ten years. With the implementation of the 1998 Plan, no further stock options were granted under the 1993 Stock Option Plan.


RE-PRICING STOCK OPTIONS
On July 30, 1996, the Board approved a plan (the "Re-pricing Plan") to re-price employee stock options under the Plans to restore the long-term employee retention and performance incentives of the stock options outstanding. In accordance with the Re-pricing Plan, all stock options with exercise prices above $4.00 per share and approved by the individual option holder were canceled and replaced by the same number of options exercisable at $4.00 per share, the fair value of the Company's common stock as determined by the Board on the date of the re-pricing. In reaching this determination, the Board considered a broad range of factors including the illiquid nature of an investment in the Company's common stock, transactions of the Company's common stock with third parties, the Company's historical financial performance relative to that of comparable companies and its future prospects. Fifty percent of those options which were vested prior to the re-pricing vested immediately under the Re-pricing Plan. All remaining stock options, previously vested and unvested, had the same term as the original option grants but with the vesting schedule commencing July 30, 1996.

                                                                        Weighted
                                                            Weighted     Average
                                                             Average  Fair Value
                                                Number of   Exercise  of Options
                                                   Shares      Price     Granted

Outstanding at June 30, 1996                      709,376     $ 4.02
Granted                                           526,292       4.00      $ 1.64
Exercised                                         (85,850)      1.61
Canceled                                         (305,226)      6.15
                                                ---------
Outstanding at June 30, 1997                      844,592       3.41
                                                ---------
Granted                                           471,131       9.41      $ 5.27
Exercised                                        (204,468)      2.48
Canceled                                          (16,693)      7.11
                                                ---------
Outstanding at June 30, 1998                    1,094,562       6.11
                                                ---------
Granted                                           635,705      19.29      $12.07
Exercised                                        (309,162)      3.93
Canceled                                          (38,227)     10.36
                                                ---------
Outstanding at June 30, 1999                    1,382,878      12.54
                                                =========

40   MERCURY COMPUTER SYSTEMS, INC.



Information related to stock options outstanding as of June 30, 1999, is as follows:

                                              Weighted                                  Exercisable
                                               Average        Weighted  Exercisable        Weighted
                              Number         Remaining         Average    Number of         Average
Range of Exercise Prices  of Options  Contractual Life  Exercise Price      Options  Exercise Price
$ 2.00-$ 3.50                 64,500              2.72          $ 2.64       64,300          $ 2.64
$ 4.00                       306,243              7.37            4.00      142,909            4.00
$ 5.00-$ 7.50                 11,900              4.58            7.35       11,500            7.35
$ 8.00                       276,030              8.31            8.00       59,180            8.00
$10.00-$15.25                242,020              9.16           14.23       10,860           12.30
$15.63-$26.38                482,185              9.46           21.15       14,057           17.42
                           ---------                                        -------
$ 2.00-$26.38              1,382,878              8.36           12.54      302,806            5.54
                           =========                                        =======

There were 377,240 and 473,890 options exercisable at June 30, 1998 and 1997, respectively, with weighted average exercise prices of $3.57 and $2.89. The fair value of each option granted during fiscal years ended June 30, 1999, 1998 and 1997, is estimated on the date of grant using the Black-Scholes option-pricing model utilizing the following weighted-average assumptions: (1) expected risk-free interest rate of 4.90% in 1999, 6.25% in 1998 and 6.80% in 1997; (2)
expected option life of 6 years in 1999 and 1998 and 8 years in 1997; (3) expected stock volatility of 63% for June 30, 1999, 50% for June 30, 1998 and none for June 30, 1997; and (4) expected dividend yield of 0.0%.


EMPLOYEE STOCK PURCHASE PLAN
During 1997, the Company adopted the 1997 Employee Stock Purchase Plan ("ESPP") and authorized 250,000 shares for future issuance under which rights are granted to purchase shares of common stock at 85% of the lesser of the market value of such shares at either the beginning or the end of each six month offering period. The plan permits employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation as defined in the plan. During the two offerings in fiscal 1999, the Company issued 16,213 and 12,011 shares of common stock to employees who participated in the plan at prices of $11.90 and $22.95, respectively. Shares available for future purchase under the ESPP totaled 221,776 at June 30, 1999.
         The weighted-average fair value of purchase rights granted in fiscal 1999 was $6.46. The fair value of the employees' purchase rights was estimated using the Black-Scholes model with the following assumptions; dividend yield of 0.0%, an expected life of 6 months, expected volatility of 63%, and risk-free interest rate of 4.90%.

                                             MERCURY COMPUTER SYSTEMS, INC.   41


         Had compensation cost for the Company's stock option grants and stock issued in conjunction with the ESPP been determined based on the fair value at the grant dates, as calculated in accordance with SFAS No. 123, the Company's net income and net income per common share for the fiscal years ended June 30, 1999, 1998 and 1997, would approximate the following pro forma amounts as compared to the amounts reported:

                                   Net Income per    Net Income per
                                     Common Share      Common Share
                         Net Income        -Basic          -Diluted
As reported:
   1999                    $13,462          $1.32           $1.25
   1998                    $ 8,731          $1.21           $0.94
   1997                    $ 4,611          $0.90           $0.58
Pro forma:
   1999                    $11,950          $1.18           $1.11
   1998                    $ 8,244          $1.14           $0.89
   1997                    $ 4,345          $0.85           $0.55

The effects of applying SFAS No. 123 in this disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.

WARRANTS
At June 30, 1997 a warrant to purchase 10,000 shares of the Company's common stock was outstanding with an exercise price of $2.00 per share and exercisable through June 30, 2000. In September 1997 the warrants were exercised.

I. INCOME TAXES:
Income tax expense consisted of the following:


YEAR ENDED JUNE 30,                        1999            1998           1997
Federal:
    Current                               $6,377          $5,680         $3,088
    Deferred                                (479)         (1,172)          (592)
                                          ------          ------         ------
                                           5,898           4,508          2,496
State:
    Current                                1,295             925            301
    Deferred                                (708)           (111)            (4)
                                          ------          ------         ------
                                             587             814            297
Foreign - current                            146             106            140
                                          ------          ------         ------
                                          $6,631          $5,428         $2,933
                                          ======          ======         ======

42   MERCURY COMPUTER SYSTEMS, INC.



The following is a reconciliation between the statutory provision for federal income taxes and the effective income tax expense:

YEAR ENDED JUNE 30,                                        1999    1998    1997

Income taxes at federal statutory rates                    35.0%   35.0%   34.0%
State income tax, net of federal tax benefit and credits    1.9     3.7     3.9
Research and development credits utilized                  (3.8)   (2.2)   (3.5)
Tax-exempt interest income                                 (1.8)     --      --
Other                                                       1.7     1.8     4.5
                                                           ----    ----    ----
                                                           33.0%   38.3%   38.9%
                                                           ====    ====    ====

The components of the net deferred tax asset are as follows:

JUNE 30,                                                   1999        1998

Receivables, allowances and inventory reserves            $1,654      $  810
Accrued vacation                                             368         620
Property and equipment                                       301         429
Capitalized software development costs                      (125)        (42)
State tax credit carryforwards                               491          --
Other temporary differences                                  596         281
                                                          ------      ------
Total deferred tax asset, net                             $3,285      $2,098
                                                          ======      ======

No valuation allowance was deemed necessary for the deferred tax asset. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized.
         At June 30, 1999, the Company had state research and development and investment tax credit carryforwards of approximately $502,000 and $254,000 respectively. Research and development credit carryforwards begin to expire in 2014 and investment tax credit carryforwards have no expiration.

                                             MERCURY COMPUTER SYSTEMS, INC.   43



J. EMPLOYEE BENEFIT PLANS:
The Company maintains a qualified profit sharing 401(a) Plan and 401(k) Plan. The plans cover employees who have attained the age of 21. Employee contributions to the 401(k) Plan may range from 1% to 15% of compensation with a discretionary matching Company contribution. The Company will match up to 2% of compensation. The Company may also make optional contributions to both plans for any plan year at its discretion.
         Expense recognized by the Company under the 401(a) and 401(k) plans was approximately $1,000,000, $710,000 and $427,000 during the years ended June 30, 1999, 1998 and 1997, respectively.
         The Company maintains a bonus plan which provides cash awards to employees, at the discretion of the Board of Directors, based upon operating results and employee performance. Bonus expense to employees was approximately $2,753,000, $1,988,000, and $1,245,000 during the years ended June 30, 1999,
1998 and 1997, respectively.


K. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION:
The Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" (Statement No. 131), in fiscal 1999. This Statement supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. This statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services and geographic areas.
         Operating segments are defined as components of an enterprise evaluated regularly by the Company's senior management in deciding how to allocate resources and in assessing performance. The Company has seven principal operating segments: North American defense and commercial, medical imaging, international defense and commercial, shared storage, digital wireless, research and development, and other commercial businesses. These operating segments were determined based upon the nature of the products offer ed to customers, the market characteristics of each operating segment, and the Company's management structure. The Company has five reportable segments; North American defense and commercial segment, medical imaging segment, shared storage segment, other defense and commercial segment, and research and development segment. The other defense and commercial segment is comprised of international defense and commercial, digital wireless, and other commercial businesses unrelated to the defense, medical imaging or shared storage businesses. These operating segments are not separately reported, as they do not meet any of Statement No. 131's quantitative thresholds.

44   MERCURY COMPUTER SYSTEMS, INC.



         The accounting policies of the business segments are the same as those described in "Note B: Summary of Significant Accounting Policies."

                            North American                           Other
                             Defense and     Medical      Shared   Defense and     Research and
                              Commercial     Imaging      Storage   Commercial     Development
                              Segment(2)     Segment      Segment     Segment        Segment     Corporate    Consolidated
1999
Sales to unaffiliated
    customers                  $79,906      $15,295      $ 2,232       $9,138       $    --       $    --       $ 106,571
Income (loss)
    before taxes(1)             53,174        6,353       (1,775)       2,747       (19,639)      (20,767)         20,093
Depreciation/
    amortization expense           191           70          102           11         1,263         2,881           4,518

1998
Sales to unaffiliated
    customers                  $66,074      $11,232      $   885       $7,353       $    --       $    --       $  85,544
Income (loss)
    before taxes(1)             40,399        4,499       (3,423)       1,542       (12,917)      (15,941)         14,159
Depreciation/
    amortization expense           155           68           52           15           924         2,105           3,319

1997
Sales to unaffiliated
    customers                  $50,921      $ 6,906      $ 2,128       $4,619       $    --       $    --       $  64,574
Income (loss)
    before taxes(1)             30,781        2,303       (1,639)       1,318       (11,566)      (13,653)          7,544
Depreciation/
    amortization expense           154           51           41           22         1,067         1,958           3,293

(1) Interest income, interest expense and foreign exchange gain/(loss) are reported in Corporate and not allocated to the principal operating segments. Only expenses directly related to an operating segment are charged to the appropriate operating segment. All other expenses for marketing and administrative support activities that cannot be specifically identified with a principal operating segment are allocated to Corporate.

(2) The North American defense and commercial segment differs in definition from the defense market segment described in the Company's management discussion and analysis ("MD&A"). The defense market segment in the MD&A refers to the worldwide defense market. The North American defense and commercial segment is an operating segment as defined by Statement No. 131 and includes the defense business in North America only with some North American commercial business.

                                             MERCURY COMPUTER SYSTEMS, INC.   45



Foreign revenue is based on the country in which the legal subsidiary is domiciled. Foreign revenue and long-lived assets represent less than 10% of the Company's total revenue and long-lived assets for the fiscal years ended June 30, 1999, 1998, and 1997, respectively.
         Customers comprising 10% or more of the Company's revenues for the periods shown below are as follows:


YEAR ENDED JUNE 30,                         1999     1998     1997

Customer D                                   12%      10%      --
Customer E                                   --       --       10%
Customer F                                   16%      --       22%
Customer B                                   22%      20%      --
Customer A                                   --       10%      --

During the fiscal year ended June 30, 1998, Customer E was acquired by Customer
B. During the fiscal year ended June 30, 1998, revenues to Customer E, on a stand alone basis, were approximately 5%.


L. SUBSEQUENT EVENTS:
On August 27, 1999, the Company signed a commitment letter with a commercial financing company to issue two 7.30%, senior secured financing notes ("the Notes"), due September 2014. The total principal value of the Notes amount to $14,500,000. The Company's corporate headquarters and an adjacent building with a combined cost basis of $17,670,000, secure the Notes.
         On September 1, 1999, Mercury formed a new joint venture company ("AgileVision") with Sarnoff Corporation, the developer of color television and a pioneer in the creation of digital television ("DTV"). Combining the intellectual property of both companies, this new venture is expected to provide the broadcast and cable industries with products and solutions that will significantly increase the flexibility of a digital television infrastructure. The new company will provide products and services that allow an economical entry point to DTVservices, with the option of expanding performance and features to meet the demands of the evolving DTVaudience. The Company is initially required to contribute $2.5 million in cash in addition to technology to the joint venture.

46   MERCURY COMPUTER SYSTEMS, INC.



REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of Mercury Computer Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Mercury Computer Systems, Inc. and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
July 29, 1999, except for the information in the first and second paragraph of Note L as to which the date is August 27, 1999 and September 1, 1999, respectively

                                              MERCURY COMPUTER SYSTEMS,INC.   47


SUPPLEMENTARY INFORMATION (UNAUDITED)


The following sets forth certain unaudited consolidated quarterly statements of operations data for each of the Company's last eight quarters. In management's opinion, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation for the periods presented. Such quarterly results are not necessarily indicative of future results of operations and should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere herein.



1999                                     1ST QUARTER  2ND QUARTER   3RD QUARTER    4TH QUARTER
Revenues                                     $24,062      $25,598       $27,225        $29,686
Cost of revenues                               8,460        8,606         8,229          8,942
                                             -------      -------       -------        -------
    Gross profit                              15,602       16,992        18,996         20,744
                                             -------      -------       -------        -------
Operating expenses:
    Selling, general and administrative        7,358        8,304         8,668          8,672
    Research and development                   4,707        4,669         5,373          5,960
                                             -------      -------       -------        -------
    Total operating expenses                  12,065       12,973        14,041         14,632
                                             -------      -------       -------        -------
Income from operations                         3,537        4,019         4,955          6,112
                                             -------      -------       -------        -------
Interest income, net                             369          326           313            277
Other income (expense), net                       45          261           (24)           (97)
                                             -------      -------       -------        -------
Income before taxes                            3,951        4,606         5,244          6,292
Provision for income taxes                     1,422        1,572         1,835          1,802
                                             -------      -------       -------        -------
Net income                                   $ 2,529      $ 3,034       $ 3,409        $ 4,490
                                             =======      =======       =======        =======
Net income per common share:
    Basic                                    $  0.25      $  0.30       $  0.33        $  0.44
                                             =======      =======       =======        =======
    Diluted                                  $  0.24      $  0.28       $  0.31        $  0.41
                                             =======      =======       =======        =======



1998                                     1ST QUARTER  2ND QUARTER   3RD QUARTER    4TH QUARTER
Revenues                                     $19,039      $20,624       $22,364        $23,517
Cost of revenues                               6,661        7,283         7,832          8,308
                                             -------      -------       -------        -------
    Gross profit                              12,378       13,341        14,532         15,209
Operating expenses:
    Selling, general and administrative        6,645        6,846         7,104          7,284
    Research and development                   3,381        3,405         3,749          3,941
                                             -------      -------       -------        -------
    Total operating expenses                  10,026       10,251        10,853         11,225
                                             -------      -------       -------        -------
Income from operations                         2,352        3,090         3,679          3,984
Interest income, net                             231          219           266            368
Other income (expense), net                       83         (125)          (10)            22
                                             -------      -------       -------        -------
Income before taxes                            2,666        3,184         3,935          4,374
Provision for income taxes                     1,060        1,210         1,496          1,662
                                             -------      -------       -------        -------
Net income                                   $ 1,606      $ 1,974       $ 2,439        $ 2,712
                                             =======      =======       =======        =======
Net income per common share:
    Basic                                    $  0.31      $  0.37       $  0.29        $  0.27
                                             =======      =======       =======        =======
    Diluted                                  $  0.20      $  0.24       $  0.24        $  0.25
                                             =======      =======       =======        =======